December 7, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (781) 401-7402

Paul B. Fireman
Chairman, President, and Chief Executive Officer
Reebok International Ltd.
1895 J.W. Foster Boulevard
Canton, Massachusetts 02021

      Re: 	Reebok International Ltd.
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed November 9, 2005
      File No. 001-09340
      Form 10-K for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 001-09340
      Form 10-Q for the period ended June 30, 2005
      Filed August 9, 2005
      File No. 001-09340

Dear Mr. Fireman:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Preliminary Proxy Statement on Schedule 14A, Filed September 21,
2005
Letter to Stockholders and Notice of Special Meeting of
Stockholders

1. We note your response to comment 4 of our letter dated October
19,
2005, which states in relevant part that "[t]he board as a group receives no benefit from the merger and the directors in their capacity as directors will receive no benefit other than as Reebok security holders." On pages 5 and 24, however, you state "there are provisions of the Merger Agreement and other existing agreements that will result in certain benefits to Reebok`s directors and executive officers that are not available to shareholders generally." In this regard, we reissue prior comment 4.
Other Factors, page 23
2. We note your response to comment 18 of our letter dated October 19, 2005. Please explain to us in detail why you believe that these factors were not material to Credit Suisse First Boston`s fairness assessment.


Form 10-K for the year ended December 31, 2004
Liquidity and Sources of Capital, page 46
Off Balance Sheet Arrangements, page 48

3. We have read your response to comment 29 from our letter dated October 19, 2005. Please tell us how you determined the discount rate used in both calculations of the present value of the minimum lease payments. In Appendix B regarding the Rotterdam facility, please tell us where the monthly rental payments are discounted in your calculation of present value of minimum lease payments. Please also tell us tell us why you used estimated rather than actual legal expenses in the Rotterdam analysis and show us how the analysis would differ if actual legal expenses were used.

Item 9A Controls and Procedures, page 92
Disclosure Controls and Procedures, page 92

4. We have read your response to comment 31 from our letter dated October 19, 2005. Rule 13a-14 of the Securities Exchange Act of 1934
requires a certification signed by each principal executive and principal financial officer. Since you are referring to the evaluation of disclosure controls and procedures, this is defined in
Exchange Act Rules 13a-15(e) and 15d-15(e).  See SEC Release 33-
8238,
which became effective August 14, 2003. Please file an amendment to your Form 10-K to reference the appropriate paragraphs of the Securities Exchange Act of 1934. In doing so, please refile your Form 10-K in its entirety, along with updated certifications.

5. We have read your response to comment 32 from our letter dated October 19, 2005. We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "were effective to ensure that information required to be disclosed in this report had been properly recorded, processed, summarized and reported within the required time periods." Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

6. We have read your response to comment 33 from our letter dated October 19, 2005. You indicate that the CEO/CFO has concluded that
"except as described in the following sentence, the disclosure controls were effective." Given the limitation noted, it still remains unclear whether your CEO and the CFO have concluded that your disclosure controls and procedures are effective or not effective. Please amend to state in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures. For example, if true, you should state that your disclosure controls are procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.


Form 10-Q for the period ended September 30, 2005
7 - Business Divestitures, page 10

7. You indicated that on July 15, 2005, you completed the sale of Ralph Lauren Footwear Co, Inc. Please tell us how you determined that your business divestiture should not be accounted for as discontinued operations. Please tell us what consideration you gave to paragraphs 42, 43 and 45 of SFAS 144.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Keith F. Higgins, Esq. (via facsimile 617/951-7050)
      Ryan E. Driscoll, Esq.
      Ropes & Gray LLP
      One International Place
      Boston, Massachusetts 02110
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Paul B. Fireman
Reebok International Ltd.
December 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE